Exhibit 99.126

DeFi Technologies Announces Launch of Core Chain Validator Node to Participate in Network Consensus and Staking, Stakes 1,498 BTC

●	Launch of Core Chain Validator Node: DeFi Technologies has deployed an independent validator node on the Core Chain as part of its DeFi Infrastructure business line.

●	Strategic Collaboration: This initiative is part of the broader collaboration with Core Foundation, which began with the development of innovative Bitcoin ETPs, including Valour’s Yield Bearing BTC ETP and a novel Core ETP.

●	Staking 1,498 BTC: DeFi Technologies, through its subsidiary Valour Inc., will stake 1,498 BTC, participating in non-custodial Bitcoin staking and earning rewards from Core’s consensus mechanism.

TORONTO, June 11, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance is pleased to announce that it has deployed a Core Chain validator node to act as an independent validator for the network. The launch of the node is part of the Company’s DeFi Infrastructure business line, contributing to the mission of decentralized finance. The Company will also stake 1,498 BTC on the Core Chain.

This initiative follows the strategic collaboration between DeFi Technologies and Core Foundation, announced earlier this year on May 15, 2024, aimed first at developing innovative Bitcoin Exchange Traded Products (“ETPs”). This partnership included the launch of groundbreaking products such as Valour’s Yield Bearing BTC ETP and an upcoming novel CORE ETP, leveraging Core Chain’s unique blockchain features to introduce yield opportunities through BTC staking.

Core Chain is a cutting-edge, Bitcoin-powered, EVM-compatible blockchain that integrates Bitcoin miners and BTC stakers into its security in exchange for rewards. Validators are a fundamental component of Core’s consensus mechanism, Satoshi Plus consensus, responsible for validating transactions and producing blocks on the Core network.

By processing transactions and participating in consensus, DeFi Technologies will support the growth and performance of the Core Chain network. In connection with running the node, DeFi Technologies can receive rewards from securing transactions on Core Chain security. Additionally, the Company is participating in staking 1,498 BTC, earning staking rewards through its wholly owned subsidiary, Valour Inc.

Due to the unique nature of Core Chain’s Satoshi Plus consensus, Bitcoin staking is non-custodial, allowing any Bitcoin holder to earn yield by staking their Bitcoin tokens without giving up custody.

“We are excited to take this significant step forward with the launch of our Core Chain validator node,” said Olivier Roussy Newton, CEO of DeFi Technologies. “This initiative not only enhances our commitment to the decentralized finance ecosystem but also strengthens our strategic partnership with Core Foundation. By staking 1,498 BTC and participating in network consensus, we are advancing our mission to bridge traditional finance with innovative blockchain technology, specifically leveraging Bitcoin’s potential. This approach offers our investors unique exposure to yield and growth within the digital asset space.”

About Core

Core is a Bitcoin-powered and EVM-compatible layer-one blockchain responsible for bringing Bitcoin finance to life with the first-ever non-custodial BTC staking protocol and the world’s first yield bearing BTC ETP with Valour. Core is the most Bitcoin-aligned EVM blockchain with ~50% of Bitcoin mining hash power contributing to the network’s security and over 2,800 BTC natively staked in exchange for unlocking Bitcoin utility and rewards. This breakthrough has amassed a massive community of 2.3M Twitter followers and 265k Discord members which has translated into millions of Core adopters - over 18M unique addresses and 256M transactions since its mainnet launch in January 2023.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding to launch of a Core Chain validator note; staking of BTC within the Core Chain; the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%SEDAR: 00007675E

For further information: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 11-JUN-24